FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2012

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended March 2012, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor " provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Exceptfor historical information contained herein, statements contained in this Report on Form 6-K may constitute"forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect","intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

· the highly cyclical nature of the pulp and paper industry (and the factors that contribute to suchcyclicality, such as levels of demand, production capacity, production, input costs including rawmaterial, energy and employee costs, and pricing);

· the impact on the business of the global economic downturn;

· unanticipated production disruptions (including as a result of planned or unexpected power outages);

· changes in environmental, tax and other laws and regulations;

· adverse changes in the markets for the Group's products;

· consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

· adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

· the impact of restructurings, cost-reduction programmes, acquisitions and dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

· currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20- F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

2nd Quarter results for
the half-year ended
March 2012

Form S-8 version

sappi

Inspired by life

2nd quarter results

Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and chemical cellulose products and related services and innovations.

Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and chemical cellulose.

Our chemical cellulose products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.

The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to 'pulp neutral', meaning that we sell almost as much pulp as we buy.

Sales by source*



North America	22%
Europe	54%
Southern Africa	24%

Sales by destination*



North America	27%
Europe	46%
Southern Africa	13%
Asia and other	14%

Sales by product group*



Coated fine paper	64%
Uncoated fine paper	7%
Specialities	7%
Commodity paper	7%
Pulp	14%
Other	1%

* for the period ended March 2012

This cover picture is a photograph of a stylised transverse cross-section of Eucalyptus wood. The large circles are vessels which transport water up and down the tree and the smaller circles are the fibres which we use to make paper and chemical cellulose.

Fibres are separated in the pulping process through the softening and removal of lignin which acts as a glue between the fibres in the wood. In papermaking, fibres are re-formed to form a flat, strong and uniform surface for printing and writing.

*Photograph taken by **Dr Valerie Grzekowiak***

sappi
Inspired by life

Financial summary for the quarter

- Profit for the period US$58 million (Q2 2011 loss US$74 million)

- EPS 11 US cents (Q2 2011 loss per share 14 US cents)

- Net cash generated from operating and investing activities US$91 million (Q2 2011 US$100 million)

- Cost savings led to improved performance in European business

- Southern African chemical cellulose business continues strong performance

	Quarter ended			Half-year ended	
	Mar 2012	Mar 2011	Dec 2011	**Mar 2012**	Mar 2011*
Key figures: (US$ million)					
Sales	**1,633**	1,824	1,585	**3,218**	3,697
Operating profit (loss)	**120**	(1)	107	**227**	120
Special items – losses (gains)[1]	**5**	128	(7)	**(2)**	144
Operating profit excluding special items[2]	**125**	127	100	**225**	264
Profit (loss) for the period	**58**	(74)	45	**103**	(37)
EBITDA excluding special items[3]	**217**	228	194	**411**	474
Basic earnings (loss) per share					
(US cents)	**11**	(14)	9	**20**	(7)
Key ratios: (%)					
Operating profit (loss) to sales	**7.4**	(0.1)	6.8	**7.1**	3.3
Operating profit excluding special items					
to sales	**7.7**	7.0	6.3	**7.0**	7.1
EBITDA excluding special items to sales	**13.3**	12.5	12.2	**12.8**	12.8
Net asset value per share (US cents)	**315**	375	291	**315**	375

* The half-year ended Mar 2011 consisted of 27 weeks whereas the half-year ended Mar 2012 consisted of 26 weeks.

(1) Refer to note 10 to the group results for details on special items.

(2) Refer to note 10 to the group results for the reconciliation of operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period.

(3) Refer to note 10 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period.

Commentary on the quarter

The improving trend in operating performance continued in the quarter, with the European and North American businesses in particular showing good improvement. The group achieved a profit for the period of US$58 million (Q2 2011 loss of US$74 million) and EPS of 11 US cents (Q2 2011 loss 14 US cents) in the second quarter of the 2012 financial year.

Market conditions for coated paper have been weaker than in the equivalent period last year. Despite this, our operating rates remained good in both Europe and North America. Variable costs and fixed costs are generally lower, particularly in Europe, enabling margins to be maintained or widened.

The Southern African chemical cellulose business continues to perform strongly, driven by strong sales volumes.

Pulp prices, which had been weakening since July 2011, stopped declining midway through the quarter, and have since been gradually increasing. This increase in pulp prices benefits our Southern African and North American businesses as they are net sellers of pulp, but has a negative effect on the input costs of our European business.

Group operating profit for the quarter was US$120 million compared to a loss of US$1 million in the equivalent quarter last year. Operating profit excluding special items of US$125 million for the quarter was similar to that of the equivalent quarter in the prior year, and a significant improvement compared to the quarter ended December 2011. The sequential improvement was driven mainly by the improved performance from the European and North American businesses.

Special items for the quarter were a charge of US$5 million, largely comprising a plantation price fair value loss.

Finance costs for the quarter of US$51 million were significantly lower than the US$68 million incurred in the equivalent quarter last year. The equivalent quarter included breakage fees incurred as a result of the refinancing that we concluded during the 2011 financial year. In addition, the 2011 refinancing and the repayment of debt with cash on hand led to a decrease in interest costs for the quarter.

Cash flow and debt

Cash generated from operations was US$214 million for the quarter and net cash generated from operating and investing activities was US$91 million.

Capital expenditure for the quarter was US$60 million and for the full year is expected to be approximately US$450 million including the investments in the announced chemical cellulose projects.

Interest-bearing borrowings (including bank overdrafts) less cash and cash equivalents ('net debt') reduced to US$2,133 million as a result of cash generation during the quarter offset by currency and fair value movements.

After the end of the quarter, a three year South African bond of R750 million (US$98 million) was raised. The floating rate interest was swapped for a fixed interest rate of approximately 7.8% for the life of the bond. The proceeds of this bond will be used to redeem a 12.1% R500 million (US$65 million) South African bond due at the end of June, and to reduce other debt.

Operating Review – Quarter ended March 2012 compared with quarter ended March 2011

NOTE: *In order to provide greater context to the performance of our regional businesses, the tables below summarise the regional results for 5 consecutive quarters.*

Sappi Fine Paper

	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million
Sales	1,232	1,198	1,337	1,350	1,389
Operating profit (loss)	77	44	22	28	(42)
Operating profit (loss) to sales (%)	6.3	3.7	1.6	2.1	(3.0)
Special items – (gains) losses	(4)	(5)	17	2	113
Operating profit excluding special items	73	39	39	30	71
Operating profit excluding special items to sales (%)	5.9	3.3	2.9	2.2	5.1

The coated paper business in both North America and Europe saw declines in demand compared to the equivalent quarter in the prior year. The overall performance improved compared to the prior quarter as a result of lower costs and an improved operating performance in the North American business, as well as the cost savings achieved in the European business.

Europe

	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million
Sales	883	846	942	979	1,017
Operating profit (loss)	53	34	(18)	(4)	(83)
Operating profit (loss) to sales (%)	6.0	4.0	(1.9)	(0.4)	(8.2)
Special items – gains	(4)	(5)	23	2	114
Operating profit excluding special items	49	29	5	(2)	31
Operating profit excluding special items to sales (%)	5.5	3.4	0.5	(0.2)	3.0

Despite subdued market conditions, the European business experienced a further improvement in operating performance during the quarter as a result of the fixed and variable cost reduction actions and lower pulp prices compared to the equivalent quarter in the prior year. We remain on track to meet our cost reduction target of US$100 million on an annual basis for the year.

Operating rates improved in the quarter despite a slowdown in European demand, helped by a recovery in export sales. Prices realised for coated woodfree paper were 3.6% lower than the equivalent quarter last year and 1.6% higher for coated mechanical paper. The coated specialities business continues to perform well, with an increase in volumes and prices compared to the equivalent quarter in the prior year.

The European business continues to generate strong cash flows, generating a significant portion of the group's net cash.

North America

	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million
Sales	349	352	395	371	372
Operating profit	24	10	40	32	41
Operating profit to sales (%)	6.9	2.8	10.1	8.6	11.0
Special items – gains	–	–	(6)	–	(1)
Operating profit excluding special items	24	10	34	32	40
Operating profit excluding special items to sales (%)	6.9	2.8	8.6	8.6	10.8

The performance of the North American business improved, following the scheduled maintenance outages and unplanned pulp production issues at Somerset Mill in the last quarter and which were resolved in the first half of this quarter.

Sales volumes were lower than the equivalent quarter last year. Average prices for coated paper were stable year-on-year, and price increases for coated woodfree paper have been announced for implementation in June.

The casting release business saw a slight improvement in sales volumes and prices compared to the prior quarter and the market continues to improve, particularly in China. Volumes in this business remain below those of the equivalent quarter in the prior year with prices at similar levels.

Sappi Southern Africa

	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million	Quarter ended Mar 2011 US$ million
Sales	401	387	450	452	435
Operating profit (loss)	44	63	(64)	22	39
Operating profit (loss) to sales (%)	11.0	16.3	(14.2)	4.9	9.0
Special items – losses (gains)	9	(2)	105	4	14
Operating profit excluding special items	53	61	41	26	53
Operating profit excluding special items to sales (%)	13.2	15.8	9.1	5.8	12.2

The Southern African chemical cellulose business continued its strong performance in the quarter. Sales volumes increased over the prior quarter while sales prices, which are generally linked to NBSK prices, declined in Rand terms over the period as a result of a stronger Rand/US Dollar exchange rate and a lower average NBSK US Dollar price. NBSK prices in dollar terms have been increasing since March.

The Southern African paper business experienced a mixed quarter, with graphic paper demand generally good, but with packaging demand constrained by competition from imports. The restructuring announced last year proceeded as planned during the quarter, including the closure of the pulp mill at Enstra Mill, the kraft pulp mill at Tugela Mill and a 10,000-ton kraft paper machine at Tugela Mill. The benefits of these actions should start to materialise from the third quarter.

Directorate

We announced during the quarter that Mr Steve Binnie will join Sappi as Chief Financial Officer Designate on 09 July 2012. Mr Binnie will become Chief Financial Officer and an Executive Director of the company on 01 September 2012, following Mr Mark Thompson's retirement at the end of August 2012 as Chief Financial Officer and as an Executive Director.

Outlook

We expect demand for our coated paper to remain challenging compared to last year, but for most major input costs to remain below the levels seen a year ago. The European and South African businesses will benefit from the restructuring actions taken in these regions.

The Southern African chemical cellulose business is expected to continue to perform well. The conversion projects at Ngodwana and Cloquet mills are on track for start-up in our third financial quarter of 2013. We have received good support from a range of customers for the future increase in production volumes.

Our third financial quarter is historically and seasonally the weakest quarter, and will be further impacted, as it was last year, by planned annual maintenance shuts at a number of our major pulp mills. These shuts will result in an increase in maintenance costs and lost contribution from reduced output and sales. We expect our operating profit excluding special items for the third financial quarter to be in line with the equivalent quarter last year.

For the full year we expect operating profit excluding special items to be in line with the previous financial year, and for the group to generate positive earnings per share.

We expect positive cash generation for the balance of the year, leading to a further reduction in net debt. We will consider refinancing our higher cost debt, including the bonds due in 2014, when market conditions are favourable and it makes economic sense to do so.

On behalf of the board

R J Boëttger
Director

M R Thompson
Director

10 May 2012

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Condensed group income statement

	Note	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Sales		1,633	1,824	3,218	3,697
Cost of sales		1,408	1,596	2,785	3,233
Gross profit		225	228	433	464
Selling, general and administrative expenses		107	109	212	221
Other operating (income) expenses		(2)	122	(6)	127
Share of profit from associates and joint ventures		–	(2)	–	(4)
Operating profit (loss)	2	120	(1)	227	120
Net finance costs		51	68	105	139
Net interest		55	77	111	155
Finance cost capitalised		(2)	–	(2)	–
Net foreign exchange gains		(1)	(3)	(2)	(7)
Net fair value gains on financial instruments		(1)	(6)	(2)	(9)
Profit (loss) before taxation		69	(69)	122	(19)
Taxation		11	5	19	18
Current		6	2	5	4
Deferred		5	3	14	14
Profit (loss) for the period		58	(74)	103	(37)
Basic earnings (loss) per share (US cents)		11	(14)	20	(7)
Weighted average number of shares in issue (millions)		520.8	519.7	520.7	519.6
Diluted basic earnings (loss) per share (US cents)		11	(14)	20	(7)
Weighted average number of shares on fully diluted basis (millions)		525.0	519.7	524.7	519.6

Condensed group statement of comprehensive income

	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Profit (loss) for the period	58	(74)	103	(37)
Other comprehensive income (loss), net of tax	64	5	53	83
Exchange differences on translation of foreign operations	58	(13)	60	69
Movements in hedging reserves	5	18	(9)	15
Deferred tax effect of above items	1	–	2	(1)
Total comprehensive income (loss) for the period	122	(69)	156	46

Condensed group balance sheet

	Mar 2012 US$ million	Sept 2011 US$ million
ASSETS		
Non-current assets	**4,103**	4,085
Property, plant and equipment	**3,224**	3,235
Plantations	**613**	580
Deferred taxation	**45**	45
Other non-current assets	**221**	225
Current assets	**2,044**	2,223
Inventories	**826**	750
Trade and other receivables	**753**	834
Cash and cash equivalents	**453**	639
Assets held for sale	**12**	–
Total assets	**6,147**	6,308
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,642**	1,478
Non-current liabilities	**3,140**	3,178
Interest-bearing borrowings	**2,220**	2,289
Deferred taxation	**363**	336
Other non-current liabilities	**557**	553
Current liabilities	**1,365**	1,652
Interest-bearing borrowings	**366**	449
Bank overdraft	**–**	1
Other current liabilities	**984**	1,182
Taxation payable	**15**	20
Total equity and liabilities	**6,147**	6,308
Number of shares in issue at balance sheet date (millions)	**520.8**	520.5

sappi 2nd quarter results

Condensed group statement of cash flows

	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Profit (loss) for the period	58	(74)	103	(37)
Adjustment for:				
Depreciation, fellings and amortisation	112	122	225	253
Taxation	11	5	19	18
Net finance costs	51	68	105	139
Defined post-employment benefits	(12)	(19)	(23)	(33)
Plantation fair value adjustments	(15)	(13)	(39)	(23)
Asset impairments	–	69	–	69
Net restructuring provisions	1	63	1	66
Black economic empowerment charge	1	1	2	2
Other non-cash items	7	–	16	13
Cash generated from operations	214	222	409	467
Movement in working capital	(24)	17	(190)	(318)
Net finance costs paid	(37)	(91)	(101)	(154)
Taxation paid	(5)	(12)	(10)	(14)
Cash retained from (utilised in) operating activities	148	136	108	(19)
Cash utilised in investing activities	(57)	(36)	(128)	(77)
Cash generated (utilised) from operating and investing activities	91	100	(20)	(96)
Cash effects of financing activities	(57)	(159)	(174)	(174)
Net movement in cash and cash equivalents	34	(59)	(194)	(270)

Condensed group statement of changes in equity

	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Balance – beginning of period	1,478	1,896
Total comprehensive income for the period	156	46
Transfers from the share purchase trust	2	1
Transfers of vested share options	(2)	–
Share-based payment reserve	8	8
Balance – end of period	1,642	1,951

Notes to the condensed group results

1. Basis of preparation

The condensed consolidated interim financial results for the six months ended March 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.

The half-year ended March 2012 consisted of 26 weeks compared to the fiscal half-year ended March 2011 which consisted of 27 weeks.

The preparation of this condensed consolidated financial information was supervised by the Chief Financial Officer, M R Thompson CA (SA).

The results are unaudited.

	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
2. Operating profit (loss)				
Included in operating profit (loss) are the following non-cash items:				
Depreciation and amortisation	92	101	186	210
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	20	21	39	43
Growth	(22)	(16)	(43)	(37)
	(2)	5	(4)	6
Plantation price fair value adjustment	7	3	4	14
	5	8	–	20
Included in other operating (income) expenses are the following:				
Asset impairments	–	69	–	69
Profit on disposal of property, plant and equipment	(4)	–	(9)	–
Net restructuring provisions	1	63	1	66
Black Economic Empowerment charge	1	1	2	2

		Quarter ended **Mar 2012** **US$ million**	Quarter ended Mar 2011 US$ million	Half-year ended **Mar 2012** **US$ million**	Half-year ended Mar 2011 US$ million
3.	**Headline earnings (loss) per share**				
	Headline earnings (loss) per share (US cents)	**10**	(2)	**18**	5
	Weighted average number of shares in issue (millions)	**520.8**	519.7	**520.7**	519.6
	Diluted headline earnings (loss) per share (US cents)	**10**	(2)	**18**	5
	Weighted average number of shares on fully diluted basis (millions)	**525.0**	519.7	**524.7**	519.6
	Calculation of headline earnings (loss)				
	Profit (loss) for the period	**58**	(74)	**103**	(37)
	Asset impairments	**–**	69	**–**	69
	Profit on disposal of property, plant and equipment	**(4)**	–	**(9)**	–
	Tax effect of above items	**–**	(5)	**–**	(5)
	Headline earnings (loss)	**54**	(10)	**94**	27
4.	**Capital expenditure**				
	Property, plant and equipment	**60**	47	**136**	92

		Mar 2012 **US$ million**	Sept 2011 US$ million
5.	**Capital commitments**		
	Contracted	**213**	61
	Approved but not contracted	**449**	416
		662	477

The increase is primarily due to the announced conversion of the Cloquet Mill in North America to produce chemical cellulose.

6.	**Contingent liabilities**		
	Guarantees and suretyships	**37**	33
	Other contingent liabilities	**8**	15
		45	48

7. **Material balance sheet movements**

Cash and cash equivalents, interest-bearing borrowings and other current liabilities

The group repaid US$174 million of debt from cash resources including the ZAR 10.64% fixed rate public bonds in Southern Africa of US$130 million (ZAR1,000 million) and US$20 million of the on-balance sheet securitisation debt.

In addition, other current liabilities were reduced by payments of restructuring and accruals.

8. Assets held for sale

Sappi has initiated a plan to sell certain land and buildings within our Sappi Fine Paper European operations.

9. Post balance sheet events

In April 2012, Sappi Southern Africa (Pty) Ltd issued a three-year ZAR750 million (US$98 million) floating rate bond ('SSA02') at a 144 basis points spread over the government reference rate. The floating rate of the new bond was swapped into a fixed rate of 7.78%.

The proceeds of the bond will partly be used to refinance the ZAR500 million (US$65 million) bond ('SMF3') maturing on 29 June 2012.

10. Segment information

		Quarter ended Mar 2012 Metric tons (000's)	Quarter ended Mar 2011 Metric tons (000's)	Half-year ended Mar 2012 Metric tons (000's)	Half-year ended Mar 2011 Metric tons (000's)
Sales volume					
Fine Paper –	North America	341	349	680	713
	Europe	919	982	1,768	1,994
	Total	1,260	1,331	2,448	2,707
Southern Africa –	Pulp and paper	418	414	818	866
	Forestry	295	242	536	436
Total		1,973	1,987	3,802	4,009

		Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Sales					
Fine Paper –	North America	349	372	701	754
	Europe	883	1,017	1,729	2,044
	Total	1,232	1,389	2,430	2,798
Southern Africa –	Pulp and paper	379	414	747	861
	Forestry	22	21	41	38
Total		1,633	1,824	3,218	3,697
Operating profit (loss) excluding special items					
Fine Paper –	North America	24	40	34	63
	Europe	49	31	78	65
	Total	73	71	112	128
Southern Africa		53	53	114	132
Unallocated and eliminations[1]		(1)	3	(1)	4
Total		125	127	225	264

	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
Special items – losses (gains)				
Fine Paper – North America	–	(1)	–	(1)
Europe	(4)	114	(9)	114
Total	(4)	113	(9)	113
Southern Africa	9	14	7	27
Unallocated and eliminations[1]	–	1	–	4
Total	5	128	(2)	144
Segment operating profit (loss)				
Fine Paper – North America	24	41	34	64
Europe	53	(83)	87	(49)
Total	77	(42)	121	15
Southern Africa	44	39	107	105
Unallocated and eliminations[1]	(1)	2	(1)	–
Total	120	(1)	227	120
EBITDA excluding special items				
Fine Paper – North America	43	58	72	100
Europe	96	86	177	181
Total	139	144	249	281
Southern Africa	78	81	162	189
Unallocated and eliminations[1]	–	3	–	4
Total	217	228	411	474
Segment assets				
Fine Paper – North America	946	956	946	956
Europe	1,901	2,120	1,901	2,120
Total	2,847	3,076	2,847	3,076
Southern Africa	1,751	2,092	1,751	2,092
Unallocated and eliminations[1]	52	70	52	70
Total	4,650	5,238	4,650	5,238

(1) Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period[1]

Special items cover those items which management believe are material by nature or amount to operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

	Quarter ended Mar 2012 US$ million	Quarter ended Mar 2011 US$ million	Half-year ended Mar 2012 US$ million	Half-year ended Mar 2011 US$ million
EBITDA excluding special items	**217**	228	**411**	474
Depreciation and amortisation	**(92)**	(101)	**(186)**	(210)
Operating profit excluding special items	**125**	127	**225**	264
Special items – (losses) gains	**(5)**	(128)	**2**	(144)
Plantation price fair value adjustment	**(7)**	(3)	**(4)**	(14)
Net restructuring provisions	**(1)**	(63)	**(1)**	(66)
Profit on disposal of property, plant and equipment	**4**	–	**9**	–
Asset impairments	**–**	(69)	**–**	(69)
Black Economic Empowerment charge	**(1)**	(1)	**(2)**	(2)
Insurance recoveries	**–**	11	**–**	11
Fire, flood, storm and related events	**–**	(3)	**–**	(4)
Segment operating profit (loss)	**120**	(1)	**227**	120
Net finance costs	**(51)**	(68)	**(105)**	(139)
Profit (loss) before taxation	**69**	(69)	**122**	(19)
Taxation	**(11)**	(5)	**(19)**	(18)
Profit (loss) for the period	**58**	(74)	**103**	(37)
Reconciliation of segment assets to total assets				
Segment assets	**4,650**	5,238	**4,650**	5,238
Deferred taxation	**45**	57	**45**	57
Cash and cash equivalents	**453**	567	**453**	567
Other current liabilities	**984**	1,166	**984**	1,166
Taxation payable	**15**	35	**15**	35
Total assets	**6,147**	7,063	**6,147**	7,063

(1) In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled both operating profit excluding special items and EBITDA excluding special items to profit (loss) for the period, rather than operating profit.

We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and other similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

Supplemental information

Exchange rates

	Mar 2012	Dec 2011	Sept 2011	Jun 2011	Mar 2011
Exchange rates:					
Period end rate: US$1 = ZAR	**7.6725**	8.0862	8.0963	6.7300	6.6978
Average rate for the Quarter: US$1 = ZAR	**7.7511**	8.0915	7.1501	6.7890	6.9963
Average rate for the YTD: US$1 = ZAR	**7.9237**	8.0915	6.9578	6.8941	6.9476
Period end rate: €1 = US$	**1.3344**	1.2948	1.3386	1.4525	1.4231
Average rate for the Quarter: €1 = US$	**1.3116**	1.3482	1.4126	1.4398	1.3702
Average rate for the YTD: €1 = US$	**1.3299**	1.3482	1.3947	1.3890	1.3645

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© Sappi Corporate Communications 2012

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19

sappi 2nd quarter results



www.sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012

SAPPI LIMITED,

By: /s/ M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer